Exhibit 99.13d

Proxy Voting Policies and Procedures

abrdn U.S. Registered Advisers
Proxy Voting Guidelines
Effective as of March 2022

Rule 206(4)-6 under the Investment Advisers Act of 1940, as amended (the “Advisers Act”) requires the abrdn Advisers to vote proxies in a manner consistent with clients’ best interest and must not place its interests above those of its clients when doing so. It requires the abrdn Advisers to: (i) adopt and implement written policies and procedures that are reasonably designed to ensure that the abrdn Advisers vote proxies in the best interest of the clients, and (ii) to disclose to the clients how they may obtain information on how the abrdn Advisers voted proxies. In addition, Rule 204-2 requires the abrdn Advisers to keep records of proxy voting and client requests for information.

As registered investment advisers, the abrdn Advisers have an obligation to vote proxies with respect to securities held in its client portfolios in the best interests of the clients for which it has proxy voting authority.

The abrdn Advisers are committed to exercising responsible ownership with a conviction that companies adopting best practices in corporate governance will be more successful in their core activities and deliver enhanced returns to shareholders.

The abrdn Advisers have adopted a proxy voting policy. The proxy voting policy is designed and implemented in a way that is reasonably expected to ensure that proxies are voted in the best interests of clients.

Voting decisions are made by the abrdn Advisers’ investment teams, and are based on their knowledge of the company and discussions with management – abrdn Advisers’ investment managers consider explanations from companies about their compliance with relevant corporate governance codes and may refer to independent research from voting advisory services in reaching a voting decision. However, voting decisions for exchange traded funds are made strictly in accordance with ISS’s proxy voting guidelines which are reviewed and approved on an annual basis.

Where contentious issues arise in relation to motions put before a shareholders’ meeting, abrdn Advisers will usually contact the management of the company to exchange views and give management the opportunity to articulate its position. The long term nature of the relationships that we develop with investee company boards should enable us to deal with any concerns that we may have over strategy, the management of risk or governance practices directly with the chairman or senior independent director. In circumstances where this approach is unsuccessful, abrdn Advisers are prepared to escalate their intervention by expressing their concerns through the company’s advisers, through interaction with other shareholders or attending and speaking at General Meetings.

In managing third-party money on behalf of clients, there are a limited number of situations where potential conflicts of interest could arise in the context of proxy voting. One case is where funds are invested in companies that are either clients or related parties of clients. Another case is where one fund managed by abrdn invests in other funds managed by abrdn.

For cases involving potential conflicts of interest, abrdn Advisers have implemented procedures to ensure the appropriate handling of proxy voting decisions. The guiding principle of abrdn Advisers’ conflicts of interest policy is simple – to exercise our right to vote in the best interests of the clients on whose behalf we are managing funds.

We employ ISS as a service provider to facilitate electronic voting. We require ISS to provide recommendations based on our own set of parameters tailored to abrdn’s assessment and approach, but remain conscious always that all voting decisions are our own on behalf of our clients. We consider ISS’s recommendations and those based on our custom parameters as input to our voting decisions. We make use of the ISS standard research and recommendations and those based on our own custom policy as input to our voting decisions. Where our analysts make a voting decision that is different from the recommendations based on our custom policy they will provide a rationale for such a decisions which will be made publicly available in our voting disclosures. In instances where we become aware of an issuer filing or intending to file additional soliciting materials after abrdn has received ISS’ voting recommendation but before the proxy voting submission deadline, and the information is received sufficiently in advance of the submission deadline, abrdn will assess whether the new information is considered material to the voting decision, and whether a change in vote is warranted. This will also apply to automated pre-populated votes.

In order to make proxy voting decisions, an abrdn analyst will assess the resolutions at general meetings in our active investment portfolios. This analysis will be based on our knowledge of the company, but will also make use of the custom and standard recommendations provided by ISS as described above. The product of this analysis will be final voting decision instructed through ISS applied to all funds for which abrdn have been appointed to vote. For funds managed by a sub-adviser, we may delegate to the sub-adviser the authority to vote proxies; however, the sub-adviser will be required to either follow our policies and procedures or to demonstrate that their policies and procedures are consistent with ours, or otherwise implemented in the best interest of clients.

There may be certain circumstances where abrdn may take a more limited role in voting proxies. We will not vote proxies for client accounts in which the client contract specifies that abrdn will not vote. We may abstain from voting a client proxy if the voting is uneconomic or otherwise not in clients’ best interests. For companies held only in passively managed portfolios the abrdn custom recommendations provided by ISS will be used to automatically apply our voting approach; we have scope to intervene to test that this delivers appropriate results, and will on occasions intrude to apply a vote more fully in clients’ best interests. If voting securities are part of a securities lending program, we may be unable to vote while the securities are on loan. However, we have the ability to recall shares on loan or to restrict lending when required, in order to ensure all shares have voted. In addition, certain jurisdictions may impose share-blocking restrictions at various times which may prevent abrdn from exercising our voting authority.

We recognize that there may be situations in which we vote at a company meeting where we encounter a conflict of interest. Such situations include:

•	where a portfolio manager owns the holding in a personal account

•	An investee company that is also a segregated client

•	An investee company where an executive director or officer of our company is also a director of that company

•	An investee company where an employee of abrdn is a director of that company

•	A significant distributor of our products

•	Any other companies which may be relevant from time to time

In order to manage such conflicts of interests, we have established procedures to escalate decision-making so as to ensure that our voting decisions are based on our clients’ best interests and are not impacted by any conflict.

This policy has been developed by the abrdn corporate governance working group. The implementation of this policy, along with the conflicts of interest database, will be reviewed periodically by the group. abrdn’s Stewardship Policy is published on our website.

To the extent that an abrdn Adviser may rely on sub-advisers, whether affiliated or unaffiliated, to manage any client portfolio on a discretionary basis, the abrdn Adviser may delegate responsibility for voting proxies to the sub-adviser. However, such sub-advisers will be required either to follow these Policies and Procedures or to demonstrate that their proxy voting policies and procedures are consistent with these Policies and Procedures or otherwise implemented in the best interests of the abrdn Advisers ’ clients. Clients that have not granted abrdn voting authority over securities held in their accounts will receive their proxies in accordance with the arrangements they have made with their service providers.

As disclosed in Part 2A of each abrdn Adviser’s Form ADV, a client may obtain information on how its proxies were voted by requesting such information from its abrdn Adviser. Unless specifically requested by a client in writing, and other than as required for the Funds, the abrdn Advisers do not generally disclose client-specific proxy votes to third parties.

Our proxy voting records are available per request and on the SEC’s website at SEC.gov.

On occasions when it is deemed to be a fiduciary for an ERISA client’s assets, abrdn will vote the Plan assets in accordance with abrdn’s Proxy Voting Policy and in line with DOL guidance.

ABRDN’S LISTED COMPANY STEWARDSHIP GUIDELINES

Dated October 2019

In our view, good governance and stewardship are vital to safeguard the way in which a company is managed and to ensure that it operates responsibly in relation to its customers employees, shareholders, and the wider community. We also believe that markets and companies which adopt best practices in corporate governance and risk management – including the management of environment and social risks – are more likely to deliver sustainable, long-term investment performance.

Our expectations

Our listed company stewardship guidelines over the following pages provide a framework for investment analysis, engagement and proxy voting for companies worldwide. As global investors, we are particularly aware that the structures and frameworks for governance vary across regions. Furthermore, what we expect of the companies in which we invest varies between different stages of business development and the underlying history and nature of the company in question. We seek to understand each company’s individual circumstances and so evaluate how it can best be governed and overseen. As such, we strive to apply the guidelines set out on these pages in response to the needs of that individual company at that particular time. Our heritage as a predominantly active fund manager helps drive this bespoke approach to understanding good governance and risk management.

We have a clear perception of what constitutes best practice globally – as set out in this document – but we will reflect our close understanding of individual companies in our approach to applying these standards.

Our approach to stewardship

As defined in our Stewardship Principles we seek to integrate and appraise environmental, social and governance factors in our investment process. Our aim is to generate the best long-term outcomes for our clients and we will actively take steps as stewards and owners to protect and enhance the value of our clients’ assets.

Stewardship is a reflection of this bespoke approach to good governance and risk management. We seek to understand each company’s specific approach to governance, how value is created through business success and how investors’ interests are protected through the management of risks that materially impact business success. This requires us to play our part in the governance process by being active stewards of companies, dynamically involved in dialogue with management and non-executive directors, fully understanding the material risks and opportunities – including those relating to environmental and social factors and helping to shape the future success of the business.

We will:

•	take into consideration, in our investment process, the policies and practices on environmental, social and governance matters of the companies in which we invest

•	seek to enhance long-term shareholder value through constructive engagement with the companies in which we invest

•	seek to exercise shareholder rights on behalf of our clients and engage with companies on their behalf in a manner consistent with their long-term best interests

•	seek to influence the development of high standards of corporate governance and corporate responsibility in relation to environmental and social factors

•	communicate our Listed Company Stewardship Principles to clients, companies and other interested parties

•	be accountable to clients within the constraints of professional confidentiality and legislative and regulatory requirements

•	be transparent in reporting our engagement and voting activities.

abrdn is committed to exercising responsible ownership with a conviction that companies adopting improving practices in corporate governance and risk management will be more successful in their core activities and deliver enhanced returns to shareholders. As owners of companies, the process of stewardship is a natural part of our investment approach as we seek to benefit from their long-term success on our clients’ behalf. Our fund managers and analysts regularly meet with the management and non-executive directors of companies in which we invest.

1.	Companies should be run to generate long-term sustainable business success

Shareholder returns are a reflection of underlying business performance, and should not be the sole objective of management and the board. We expect management and boards to focus on delivering underlying business performance and on exploiting the opportunities for value creation within their business. Success through this approach will be reflected over the long term in positive returns for shareholders.

Companies must be clear about the drivers of their business success and their strategy for maintaining and enhancing it. Investment is a forward-looking process: we seek to understand the opportunity for a business and its scope for future value-creation over the long term. In order to do this, we need clarity on past business delivery and its drivers, and on the effective track record of management; we require honest and open reporting to build confidence in that track record. We seek confidence that companies and their managements can maintain their competitive positioning and operational performance and subsequently enhance returns for investors. A clear strategy and clarity about the drivers of operational success provides the lens through which we will consider most corporate issues, not least assessing performance and risk management.

2.	Companies should maintain and protect investor rights

The interests of minority shareholders must be protected. Any major, or majority, investor should not enjoy preferential treatment. The nature of relations – particularly any related party transactions – with parent or related companies, or other major investors, must be disclosed fully. The structure of ownership or control should minimise the potential for abuse of public shareholders.

Companies should not make significant changes to their structure or nature without being fully transparent to their investors. Shareholders should have an opportunity to vote on significant corporate activity such as major transactions, and on substantial non pre-emptive share issuance. Where a transaction is with a related party, only independent shareholders should have a vote.

Even in markets where no vote is given to shareholders in these circumstances, investors need transparent disclosure of the reasons for any such major change. Companies should expect that shareholders may want to discuss and debate such proposed developments.

Diversification beyond the core skills of the business needs to be justified as it is more often than not a distraction from operational performance. All major deals need to be clearly explained and justified in the context of the pre-existing strategy, and should be subject to shareholder approval.

Related party transactions must be agreed on arm’s length terms and be made fully transparent. Where they are material,they should be subject to the approval of independent shareholders.

We encourage companies to have conservative rather than efficient balance sheets, consistent with their long-term success. Capital structures should be as simple as possible: multiple share classes should be avoided and one share should carry one vote. Companies with multiple share classes seeking to raise new capital should not expect our unconditional support.

Companies should not issue significant portions of shares unless offering these pro rata to existing shareholders.

Non pre-emptive share issuance should be kept to less than 5% a year, and should not be made to related parties without a clear explanation and a vote of independent shareholders.

There should be no artificial structures put in place to entrench management and protect companies from takeover. The best defence from hostile takeover is strong operational delivery.

3.	Companies should communicate openly and clearly

A company’s board should present a fair, balanced and understandable assessment of the company’s position and prospects – financial and non-financial – and of how it has fulfilled its responsibilities. We support the principle of full disclosure of relevant and useful information, subject to issues of commercial confidentiality and prejudice. Boilerplate disclosure should be avoided. We encourage companies to consider using the appropriate globally developed standards and would particularly encourage the use of those created by the Taskforce for Climate related Financial Disclosure (TCFD), the International Integrated Reporting Council (IIRC) and the Sustainability Accounting Standards Board (SASB).

Directors and management should make themselves available for discussions with major shareholders. We expect to have appropriate dialogue with those individuals charged with overseeing the companies in which we invest, to share our perspectives and to gain confidence that the individuals are carrying out their roles with appropriate vigour and diligence. Directors who decline appropriate requests for meetings without a clear justification or are unavailable within an appropriate timescale cannot expect that we will unconditionally support their re-election.

Honest and open reporting, including sharing bad news early, engenders trust and longer-term investment. Any public disclosure by a company should be fair and balanced, accurately reflecting the operational performance of the business and making clear any material developments.

Updates on performance, where a development marks a material change from the expectations that a company has established with its investors, should not be delayed to the next regular reporting deadline. Instead, they should be made promptly, as soon as the company itself has an understanding of the situation.

Where we have confidence that this happens and will be done going forward, we will support the removal of quarterly reporting requirements. Relevant ad hoc disclosure in this way is more useful to long-term investors and builds trust much more effectively than relying on the regularity of quarterly reporting.

The introduction of global accounting standards has led to much greater investor confidence in the accounts produced by companies around the world. It has also assisted in creating consistency of reporting across companies, enabling fairer comparisons between different operating businesses.

We therefore encourage companies seeking international investment to report under International Financial Reporting Standards (IFRS) or US GAAP. As a firm ASI supports the continued development of high quality global accounting standards.

An independent audit, delivered by a respected audit firm, is a required element for investor confidence in reporting by companies. Audited reporting and financial numbers should be published ahead of any relevant shareholder meetings.

We strongly favour meaningful, transparent and informative auditor reports, giving us additional insights into the audit process and accounting outcomes. In order to demonstrate the level of independence, companies should not have the same audit firm in place for more than 20 years. We will vote against the appointment of auditors that have tenure of more than 20 years. The audit fee needs to be sufficient to pay for an appropriately in-depth assurance process. We will generally oppose moves to make savings in this respect because the costs, in terms of damage to audit effectiveness and confidence in the company’s accounts, are much more substantial.

The independence of the auditor and the standard of their work, particularly in challenging management, should be subject to regular assessment that is appropriately disclosed. Even when the individuals carrying out the audit are refreshed, we believe that the independence of the audit firm erodes over time and we will encourage an audit tender process and change of audit firm where an engagement has lasted for an extended period. The relationship with the auditor should be mediated through independent directors, most likely in the form of the audit committee or equivalent. Where we are significant shareholders, we expect to be consulted on plans to tender and replace auditors.

Companies should be consistent in their public statements, and not undermine these in private commentary to market participants or to politicians and regulators. We welcome transparency from companies about their lobbying activities and believe that good companies have nothing to hide in this respect. Similarly we encourage transparency of any political donations that companies deem appropriate – and we expect a clear explanation of why such donations are an appropriate use of corporate funds.

4.	Companies should be led and overseen by effective and genuinely independent boards

Running businesses effectively for the long term requires collaboration and cooperation. No individual or small group should have unfettered powers. Nor should they have dominant influence over the way a business is run or over major decisions about its operations or future. This means we believe that there should be a division of roles at the top of the organisation, typically between a CEO and an independent chair. The roles of CEO and Chair are different. Put most simply, they amount to running the company and running the board respectively. The board is best able to hold the CEO accountable for business performance and the delivery of value where oversight and board leadership are independent. Where these roles are combined, we will consider the particular circumstances of the company and the scope of the lead independent director role before agreeing to support any such approach.

Directors should feel that they are accountable to investors. Therefore they should regularly stand for re-election; the ASI expectation is that this should be at a minimum frequency of every three years in order for that accountability to feel genuine. Lengthier board mandates – while not uncommon in some markets – risk divorcing directors from an appropriate sense of accountability, and so will not generally receive our support. For this reason of individual accountability to shareholders, we cannot support the election of directors who are not personally identified but are proposed as corporations. A further important element of director accountability to shareholders is that investors should have the right, both formal and informal, to propose and promote individual directors to be considered for election to the board by all shareholders.

Effective decision-making needs a mix of skills around the boardroom table and debate between diverse and different-minded individuals. A range of skills, experience and perspectives should be drawn together on the board.

These include industry knowledge, experience from other sectors and relevant geographic knowledge. Independence of thought plays a crucial role in the ability of a board to generate the debate and discussion that will challenge management, help enhance business performance and improve decision-making. Regular board appraisals will help the board ensure it has the necessary mix of skills, and quality of individuals, to address the developing challenges it faces. Individual directors also need sufficient time to carry out their role effectively: we seek to ensure that all directors maintain an appropriate level of overall commitments such that allows them to be properly diligent.

It is our view that gender diversity on the board, in leadership positions and throughout the business, has positive impact on decision-making and overall performance of a company. We will take voting action at the general meetings of companies that do not demonstrate adequate consideration of the benefits of gender diversity.

Regular refreshment of the non-executive portion of a board helps draw in fresh perspectives, not least in the context of changes to business and emerging opportunities and risks. It also helps limit the danger of group-think. Thoughtful and proactive succession planning is therefore needed to ensure that a board is populated by individuals with an appropriate mix of skills, experience and perspectives. Long-serving directors, particularly on boards that have not benefited from recent refreshment, are unlikely to enjoy our support.

Boards should establish committees, populated by independent and appropriately skilled non-executive directors, to oversee (as a minimum) remuneration, audit and nomination processes. These committees should report openly on an annual basis about their activities and key decisions taken.

5.	Companies need to manage key opportunities and risks actively and effectively

As part of strategic planning, boards need to have oversight of, and clearly articulate, the key opportunities and risks affecting the sustainability of the business model. This includes having a process for, and transparent disclosure of, potential and emerging opportunities and risks and the actions being taken to address them.

The effective management of risks extends to long-term issues that are hard to measure and whose timeframe is uncertain and will include the management of environmental and social issues. We use the UN Global Compact’s four areas of focus in assessing how companies are performing in this area. Specifically we expect companies to be able to demonstrate how they manage their exposures under the following headings.

Environmental responsibility

It is generally accepted that companies are responsible for the effects of their operations and products on the environment. The steps they take to assess and reduce those impacts can lead to cost savings and reduce potential reputational damage. Companies are responsible for their impact on the climate and they face increased regulation from world governments on activities that contribute to climate change.

We expect that companies will:

•	comply with all environmental laws and regulations, or recognised international best practice as a minimum

•	identify, manage and reduce their environmental impacts

•	understand the impact of climate change along the company value chain

•	develop group-level climate policies and, where relevant, set targets to manage the impact, report on policies, practices and actions taken to reduce carbon and other environmental risks within their operations.

Employee relations

Companies that respect internationally recognised labour rights and provide safe and healthy working environments for employees are likely to reap the benefits. This approach is likely to foster a more committed and productive workforce, and help reduce damage to reputation and a company’s license to operate.

We expect companies to comply with all employment laws and regulations and adopt the International Labour Organization’s (ILO) convention as a minimum. In particular, companies will:

•	take affirmative steps to ensure that they uphold decent labour standards

•	adopt strong health and safety policies and programmes to implement such policies

•	adopt equal employment opportunity and diversity policies and a programme for ensuring compliance with such policies

•	adopt policies and programmes for investing in employee training and development

•	adopt initiatives to attract and retain talented employees, foster higher productivity and quality, and encourage in their workforce a commitment to achieving the company’s purpose

•	ensure policies are in place for a company’s suppliers that promote decent labour standards, and programmes are in place to ensure high standards of labour along supply chains

•	report regularly on its policy and implementation of managing human capital.

Human rights and international operations

Companies that operate in or source their goods from countries with a record of human rights abuse risk the safety of their staff and operations. In addition, companies may face reputational damage should they be associated with, or contribute to, the human rights abuses of such countries. We expect that companies, wherever they operate, will:

•	recognise international human rights standards, such as the UN Declaration of Human Rights

•	take affirmative steps to ensure that they have strong policies in place to respect human rights

•	introduce systems and processes to ensure company actions do not violate or infringe upon the human rights of its stakeholders, including employees, business partners and civil society

•	where appropriate, use the UN Guiding Principles on Business and Human Rights to help develop systems and mechanisms to manage human rights within business operations

•	be transparent and report on how human rights are managed and measured within business operations.

Business ethics

As institutions of wealth and influence, companies have a significant impact on the prosperity of their local communities and the wider world. At the same time, a company’s failure to conform to internationally recognised standards of business ethics on matters such as bribery and corruption, can affect its reputation and image. We expect companies to:

•	adopt best practice in relation to the impact on communities in which they operate

•	adopt stringent policies in relation to anti-bribery and corruption, to ensure high standards of business conduct are maintained

•	monitor, measure and regularly report on how these policies are implemented and managed.

•	Boards should have active oversight of internal controls to safeguard the company’s assets. Companies should invest appropriately in internal audit teams and processes. Just as with the external audit, the head of internal audit should be in direct dialogue with the independent directors, most likely in the form of the audit committee or equivalent.

6.	Pay structures should be long term and aligned with the corporate strategy

We expect remuneration committees to be robust in their approach to developing and implementing remuneration policies. The remuneration committee should comprise at least three independent non-executive directors with appropriate experience, knowledge of the business, independence and status. Remuneration committees should have a formal and transparent procedure for developing policies on executive remuneration and for determining the remuneration packages of individual directors. No executive director should be involved in setting their own remuneration.

Remuneration policies and the overall levels of pay should be aligned with strategy, attracting and retaining talent and incentivising the decisions and behaviours needed to create long-term value. The component parts of remuneration should be structured so as to link rewards to corporate and individual performance and they should be considered in the context of the remuneration policies when taken as a whole. We recognise the benefits of simplicity in forming the policy, which should clearly link outcomes to expectations for those receiving the remuneration, as well as external stakeholders. The remuneration committee should clearly demonstrate regard for the company’s employees, for wider society and be cognisant of the company’s licence to operate when considering policy and the overall level of remuneration.

A company’s annual report should contain an informative statement of remuneration policy which communicates clearly to stakeholders how it has developed and evolved. This should include details of any stress testing that may have been undertaken to understand the policy outcomes for different business scenarios. The remuneration committee should provide a clear description of the application of the policy and the outcomes achieved.

We expect details of any use of discretion to be disclosed by the remuneration committee. Its use should be justifiable, appropriate and clearly explained. We would expect policies to be sufficiently robust so that discretion is only necessary in exceptional circumstances.

Directors’ service contracts should have notice periods which do not exceed 12 months unless there is special justification. We oppose the award of additional remuneration above contractual entitlements in the event of early termination or a change in control of the company.

A company should structure performance-related pay to incentivise and reward management in a manner that is aligned with the company’s sustainable performance and risk appetite over the long term.

The performance measures used to determine performance- related pay should be disclosed and should:

•	incentivise participants to achieve above-average performance through the use of challenging targets

•	seek to measure significant improvements in the underlying financial performance of the company.

In addition, we:

•	oppose provisions for early release of rewards unless the spirit of the performance condition has been, or is likely to be, achieved

•	oppose retesting of performance conditions when grants of conditional awards are being made on a regular basis

•	encourage vesting of awards three years or longer after the period of grant

•	where vesting periods are less than 5 years, an additional holding period should be included so that the combination of vesting and holding periods is not less than 5 years

•	encourage sliding-scale performance measures

•	encourage retention of vested shares over the long term

•	oppose the repricing of share incentives that have been conditionally awarded to directors.

We oppose the use of total shareholder return and other share price-based performance measures if they are not underpinned by a challenging measure of underlying financial performance.

Where not commercially sensitive, we expect the targets set for incentive awards to be disclosed.

We oppose ex-gratia and other payments and financial awards to directors and former directors that are not within the terms of the company’s stated remuneration policy, unless such payments have been the subject of prior approval by shareholders.